Exhibit 99.1

Goldcorp Files Formal Bid for Osisko and Commences Offer

TSX: G      NYSE: GG

(All Amounts in U.S. dollars unless stated otherwise)

VANCOUVER, Jan. 14, 2014 /CNW/ - GOLDCORP INC. (TSX: G) (NYSE: GG) today announced that it has commenced its formal offer (the "Offer") to acquire all of the outstanding common shares of Osisko Mining Corporation ("Osisko") (TSX: OSK) (Deutsche Boerse: EWX) by filing the Offer and Takeover Bid Circular and related documents (the "Circular") on Osisko's profile on www.sedar.com and with the Canadian securities regulators and furnishing the Circular to the United States Securities Exchange Commission.

Under the terms of the offer, Osisko shareholders will receive 0.146 of a Goldcorp common share plus C$2.26 in cash for each Osisko common share tendered to the offer. Based on Goldcorp's TSX closing share price on January 10, 2014, the total consideration offered to Osisko shareholders is C$5.95 per Osisko common share representing a premium of 28% over Osisko's 20-day volume-weighted average share price as of January 10, 2014.

Goldcorp has formally requested the Osisko securityholder list and intends to mail the Circular to Osisko's securityholders as soon as practicable following receipt of this information. The offer is open for acceptance until 5:00 p.m. (Toronto time) on February 19, 2014, unless the offer is extended or withdrawn.

Goldcorp encourages securityholders of Osisko to read the full details of the Offer set forth in the Circular which contains the full terms and conditions of the Offer and other important information as well as detailed instructions on how Osisko shareholders can tender their Osisko shares to the Offer. For assistance in depositing Osisko shares to the Offer, Osisko shareholders should contact the Depositary, CST Trust Company, who can be contacted at 1-800-387-0825 toll free in North America or at 416-682-3860 outside of North America or by e-mail at inquiries@canstockta.com; or the Information Agent, D.F. King, who can be contacted at 212-269-5550 for all banks and brokerage firms or at 1-800-290-6431 toll-free for all others or by email at information@dfking.com.

The offer documents are available on www.sedar.com, www.sec.gov and Goldcorp's website at www.goldcorp.com.

About Goldcorp

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of the US Securities Act, as amended, the US Exchange Act, as amended, and the United States Private Securities Litigation Reform Act of 1995 with the intention of obtaining the benefits of the "safe harbour" provisions of such laws and applicable Canadian securities Laws concerning the proposed transaction and the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp") and Osisko Mining Corporation (collectively, the "Combined Company").

Forward-looking statements include, but are not limited to, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer (as defined herein), the market for and listing of the common shares of Goldcorp, the value of the common shares of Goldcorp received as consideration under the Offer, the ability of Goldcorp to complete the transactions contemplated by the Offer, reasons to accept the Offer, the purpose of the Offer.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negative of these terms or other variations of these terms or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might", "seeks" or "will", "occur" or "be achieved" or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Forward-looking statements are made based upon certain assumptions and other important factors that could cause Goldcorp's actual results, performance or achievements to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including that Goldcorp will be successful in acquiring 100% of the issued and outstanding common shares of Osisko, that all required third party regulatory and governmental approvals to the transaction will be obtained and all other conditions to completion of the transaction will be satisfied or waived, the price of gold and silver, anticipated costs and the ability to achieve goals. Many of these assumptions are based on factors and events that are not within the control of Goldcorp and there is no assurance they will prove to be correct. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

The foregoing factors are not intended to represent a complete list of the factors that could affect Goldcorp and the acquisition of Osisko by Goldcorp.  Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference therein.

Goldcorp does not intend or undertake to publically update any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Any forward-looking statements of facts related to Osisko discussed or disclosed herein are derived from Osisko's publicly filed documents or records.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Goldcorp or Osisko. Such an offer may only be made pursuant to an offer and take-over bid circular Goldcorp intends to file with the Canadian securities regulators and pursuant to registration or qualification under the securities laws of any other such jurisdiction.

SOURCE: Goldcorp Inc.

%CIK: 0000919239

For further information:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail:  info@goldcorp.com
website:  www.goldcorp.com

CO: Goldcorp Inc.

CNW 10:07e 14-JAN-14